Exhibit 99.1

The Hague, February 26, 2007

AEGON’s financial calendar for 2007 and 2008

AEGON has scheduled the following dates in 2007 and 2008 for the publication of financial results, the Annual General Meeting of Shareholders, the announcement and payment of dividend and the analyst & investor conferences:

2007

March 8, 2007	Full year 2006 results

March 26, 2007	Record date for attending/voting at the April 25 AGM

March 30, 2007	Annual report 2006 available on corporate website

April 25, 2007	Annual General Meeting of Shareholders

April 26, 2007	Ex-dividend date final dividend 2006

April 30, 2007	Final dividend 2006 record date

May 2, 2007	Start of final dividend 2006 election period

May 9, 2007	First quarter 2007 results and Embedded Value 2006

May 16, 2007	End of final dividend 2006 election period

May 22 –23, 2007	Analyst & investor conference - Amsterdam

May 23, 2007	Final dividend 2006 payment date

August 9, 2007	Second quarter 2007 results

August 10, 2007	Ex-dividend date interim dividend 2007

August 10, 2007	Start of interim dividend 2007 election period

August 14, 2007	Interim dividend 2007 record date

August 31, 2007	End of interim dividend 2007 election period

September 14, 2007	Interim dividend 2007 payment date

November 8, 2007	Third quarter 2007 results

November 26 –27, 2007	Analyst & investor conference – New York

2008

March 6, 2008	Full year 2007 results

April 23, 2008	Annual General Meeting of Shareholders

May 7, 2008	First quarter 2008 results and Embedded Value 2007

August 7, 2008	Second quarter 2008 results

November 6, 2008	Third quarter 2008 results

AEGON’s regular quarterly and annual earnings will be published, as usual, on the company’s website from 08:00 CET on the day of their release. It will also be possible to listen in to the scheduled news conferences and analysts’ meetings by telephone or via AEGON’s website: www.aegon.com. This agenda is also available on the website.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com